Mail Stop 4561

August 22, 2007

VIA USMAIL and FAX (650) 551 - 9901

Mr. Ian Rice
Chief Executive Officer
Intelligentias, Inc.
303 Twin Dolphin Drive, 6th Floor
Redwood City, California 94065

> **Re:** **Intelligentias, Inc.**
> **Item 4.02 Form 8-K**
> **Filed August 20, 2007**
> **File No. 333-124460**

Dear Mr. Ian Rice:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 8-K FILED ON AUGUST 20, 2007

1. Please confirm that when you amend your periodic reports to file your restated financial statements, you will describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-B. If the officers' conclude that the disclosure controls and procedures were effect, despite the

restatement, please confirm that you will describe the basis for the officers' conclusions.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Wilson K. Lee at (202) 551-3468.

Sincerely,

Wilson K. Lee
Staff Accountant